

September 12, 2014

Via E-mail
Mr. Andrew Warren
Chief Financial Officer
Discovery Communications, Inc.
One Discovery Place
Silver Spring, Maryland 20910

> **Re: Discovery Communications, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 20, 2014**
> **File No. 1-34177**

Dear Mr. Warren:

We have reviewed your filing and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Note 22. Reportable Segments, page 97

1.   We note that you have three reportable segments; U.S. Networks, International Networks, and Education. Based on your prior response to comment three from our letter dated May 7, 2009, it appears that you aggregated various operating segments into three reportable segments. In this regard, please disclose if you continue to aggregate operating segments into reportable segments in accordance with ASC 280-10-50-21. Tell us what operating segments are aggregated and how you considered the aggregation criteria in ASC 280-10-50-11 through 21.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding the comment on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney at 202-551-3415 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director